Structured Obligations Corporation
                                 270 Park Avenue
                            New York, New York 10017



May 14, 2007


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rolaine Bancroft, Esq.

Re:   Structured Obligations Corporation
      Form S-3 Registration Statement
      File No: 333-134429
      ----------------------------------


Dear Ms. Bancroft:

On behalf of Structured Products Corporation, the undersigned hereby requests that the effective date of the above-referenced Form S-3 Registration Statement be accelerated to 3:30 p.m. on May 15, 2007, or as soon thereafter as practicable.

The registrant acknowledges that (1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,


Structured Obligations Corporation



By:      /s/ Kelly Absher
      -------------------------------------
      Name:   Kelly Absher
      Title:  Vice President and Controller